CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE FIRST QUARTER 2004.

(Mexico City, April 29, 2004) Controladora Comercial Mexicana (BMV: “Comerci”; NYSE: “MCM”) announces on this date its First Quarter 2004 results.

This report shows the status of the Company in terms of operation and the financial statements for the period ended March 31, 2004.

During the first quarter the Company increased 0.7% in same store sales compared to same period in 2003. During January and February an important growth was observed although in March sales were affected as a consequence of the negative calendar effect.

Capital investments during this quarter amounted $252.8 million. At the end of the first quarter the Company had 173 stores in the five different formats and 58 Restaurantes California.

Regarding the income statement, net sales increased 5.0% from $8,013.4 million during the first quarter 2003 compared to $8,414.4 million for the same period in 2004.

Gross profit increased 5.0% from $1,632.6 million in 2003 to $1,714.9 million in 2004, to conclude with 20.4% during this year. This result includes the effect of the D.F. Government’s food vouchers in the cost of sales and the opening of the Distribution Center that as we previously mentioned it is working to get the breakeven.

Operating expenses increased 0.3% from $1,346.2 million in 2003 to $1,349.8 million for the same period in 2004, representing 76 basis points decrease of net sales percentage from 16.8% in 2003 to 16.0% in 2004. The implemented programs for expense reductions have been positive representing savings in almost all concepts except electricity that increased 2.6% compared to same period of 2003.

As a result, the operating profit increased 27.5% from $286.4 million for the first quarter 2003 to $365.1 million for the same period in 2004, representing 3.6% and 4.3% of net sales for 2003 and 2004 respectively.

EBITDA during the first individual quarter increased 16.3% from $459.7 million during 2003 to $534.5 million for the same period of 2004 representing margins of 5.7% and 6.4% respectively.

With respect to integral cost of financing it is worth mentioning the following:

Net of interest expense and gained decreased 46.7% from one quarter to another.

Foreign exchange results had a substantial change from $51.9 million loss in 2003 to $5.2 million gain in 2004 mainly due to the peso revaluation from $11.23 pesos/dollar in December to $11.12 at the closing of the individual quarter.

Monetary position results increased 17.4% from $71.6 million during 2003 to $84.1 in 2004.

In consequence, integral result of financing increased 345.3% during the individual quarter from $26.4 million loss in 2003 to $64.7 gain in 2004.

Other financial operations registered an important change basically due to the recognition of the goodwill and also to the asset decrease per units closing.

Cumulative net effect from deferred and non-deferred tax represents a charge of $110.7 million for the first quarter of 2004 compared to $44.6 million for the same period of 2003.

Due to above-mentioned net profit increased 15.1% from $285.4 million in 2003 to $328.4 million in 2004. Net profit expressed as percentage of net sales was 3.6% in 2003 and 3.9% in 2004.

Regarding the Balance Sheet structure, following comments on the most representative variations of the quarter:

Clients and accounts receivable increased 102% from one year to another due to the pending accounts receivable from the D. F. Government.

Other accounts receivable have a substantial increase due to the VAT receivable increase.

Long-term investments show in March the first payment of Auchan’s acquisition.

Stockholder’s equity increased 6.5% from $12,647.9 million in 2003 to $13,473.1 million in 2004.

The first quarter shows positive results due to the changes internally performed. All implemented strategies are giving good results and we are moving directly ahead. In spite some macroeconomic indicators show the overall is improving, the microeconomic situation is still weak with respect to consumption, therefore searching internal efficiencies in our commercialization strategy as well as in the corporate structure is an imperative issue for the Company.

The investment plan for this year is moving accordingly to the previously established program that targets 10% increase in sales area.

Yours truly,

Francisco Martínez de la Vega
Chief Financial Officer

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
GEOGRAPHIC DISTRIBUTION AS OF MARCH 31, 2004
ZONE	C.M.	BOD. C.M.	MEGA	SUMESA	COSTCO	TOTAL STORES	Rest. CALIF.	SQ.FT.	AREA %

Metropolitan Zone
	18	24	18	15	5	80	31	482,706	40.4%

Center
Aguascalientes	1	2			1	4		28,394
Celaya	1		1		1	3	1	23,935
Cuautla	1					1	1	8,100
Cuernavaca	3		2	2	1	8	3	55,017
Guadalajara	2		1		1	4		32,672
Guanajuato	1					1		3,964
Irapuato	1					1	1	9,280
Leon	2		1		1	4	1	31,979
Manzanillo	1					1		4,016
Michoacan, Zam.	1					1		4,143
Morelia	3				1	4	2	27,021
Pachuca	1		1			2	1	13,195
Pto.Vallarta	1		1			2	1	11,336
Puebla	2	1	3		1	7	3	71,167
Queretaro	3	1	1		1	6	2	50,254
Salamanca	1					1		7,709
San Luis Potosi	2	1	1		1	5	1	41,651
Toluca	1	1				2	2	16,523
Uruapan	1					1		3,999
Total	29	6	12	2	9	58	19	444,355	37.2%

Northwest
Culiacan	1					1		9,305
Baja California					1			11,365
Mazatlan			1			1		8,636
Mexicali	1				1	2		15,860
Tijuana	7				1	8	2	60,172
Hermosillo					1	1		9,412
Total	9	0	1	0	4	13	2	114,750	9.6%

Northeast
Tampico	1		1			2		12,078
Monterrey					1	1		12,200
Total	1	0	1	0	1	3	0	24,278	2.0%

Southeast
Cancun	3				1	4	2	28,118
Jalapa			1		1	2	1	19,295
Veracruz	1	1				2		12,232
Merida	1				1	2	1	17,131
Total	5	1	1	0	3	10	4	76,776	6.4%

Southwest
Acapulco	4	1			1	6	2	37,669
Chilpancingo	1					1		6,683
Zihuatanejo	1					1		7,109
Total	6	1	0	0	1	8	2	51,461	4.3%

TOTAL UNITS	68	32	33	17	23	173	58
TOTAL AREA	424,775	174,794	342,500	15,126	237,130		12,957*	1,194,326	100.0%
% TOTAL AREA	35.6%	14.6%	28.7%	1.3%	19.9%			100.0%
M2	4,572,236	1,881,465	3,686,636	162,815	2,552,444			12,855,595
*Seats
*Asientos

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Balance Sheet
	2004-I	2003-I	Var.
Total Assets	24,018,003	22,721,527	5.7%
Current Assets	6,542,180	5,537,055	18.2%
Temporary investments	777,658	683,970	13.7%
Trade acount receivable, net	284,508	140,905	101.9%
Other accounts and notes receivable	1,586,764	1,094,311	45.0%
Inventories	3,692,504	3,563,909	3.6%
Prepaid and other assets	200,746	53,960	272.0%
Long Term	378,667	175,359	115.9%
Accounts and documents receivable,net	0	0	0.0%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.0%
Other investments	378,667	175,359	115.9%
Property Plant and Equipment	16,813,688	16,470,975	2.1%
Property	17,092,025	17,163,435	(0.4%)
Machinery and Industrial equipment, net	0	0	0.0%
Other equipment	5,383,091	4,551,679	18.3%
Accumulated depreciation	6,048,611	5,482,377	10.3%
Construction in progress	387,183	238,238	62.5%
Deferred Assets, net	4,154	3,824	8.6%
Other Assets	279,314	534,314	(47.7%)
TOTAL LIABILITIES	10,449,302	9,978,311	4.7%
Current Liabilities	5,961,728	5,461,759	9.2%
Suppliers	4,255,095	4,104,514	3.7%
Bank Loans	0	371,069	(100.0%)
Stock Market Loans	0	0	0.0%
Taxes to be paid	149,679	42,413	252.9%
Other	1,556,954	943,763	65.0%
Long Term Liabilities	2,101,731	1,861,100	12.9%
Bank Loans	400,000	336,455	18.9%
Stock Market Loans	1,701,731	1,524,645	11.6%
Other Loans	0	0	0.0%
Deffered Loans	2,244,857	2,538,603	(11.6%)
Other Liabilitites	140,986	116,849	20.7%
Consolidated Stock Holders' Equity	13,568,701	12,743,216	6.5%
Minority Interest	95,617	95,350	0.3%
Majority Stock Holders' Equity	13,473,084	12,647,866	6.5%
Contribuited Capital	8,341,477	8,331,644	0.1%
Capital Stock (nominal)	1,737,600	1,737,600	0.0%
Restatement of Paid in Capital Stock	5,615,514	5,616,514	0.0%
Paid in Capital	988,363	978,530	1.0%
Contributions for Future Capital Increase	0	0	0.0%
Capital Increase (Decrease)	5,131,607	4,316,222	18.9%
Retained Earnings and Legal Reserve	7,492,489	6,565,166	14.1%
Reserve for repurchase of units	1,116,515	1,066,228	4.7%
Results from holding Nonmonetary Assets	(3,805,811)	(3,601,424)	5.7%
Net income	328,414	285,358	15.1%
Figures in thousands pesos as of March 31, 2004

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
INCOME STATEMENTS
	2004-I	%	2003-I	%	VAR %
Net Sales	8,414,447	100.0%	8,013,393	100.0%	5.0%
Cost of Sales	6,699,575	79.6%	6,380,793	79.6%	5.0%
Gross Income	1,714,872	20.4%	1,632,600	20.4%	5.0%
Operating Expenses	1,349,781	16.0%	1,346,220	16.8%	0.3%
Operating Income	365,091	4.3%	286,380	3.6%	27.5%
Integral Results of Financing	(64,714)	(0.8%)	26,377	0.3%	345.3%
Interest Expense	35,072	0.4%	63,097	0.8%	(44.4%)
Interest Income	(10,511)	(0.1%)	(17,033)	(0.2%)	(38.3%)
Foreign Exchange Loss	(14,961)	(0.2%)	46,939	0.6%	131.9%
Restatement of UDIs	9,770	0.1%	4,981	0.1%	96.1%
Gain from Monetary Position	(84,084)	(1.0%)	(71,607)	(0.9%)	17.4%
Other Financial Operations	(11,558)	(0.1%)	(72,676)	(0.9%)	(84.1%)
Earnings Before Tax & Profit Sharing	441,363	5.2%	332,679	4.2%	32.7%
Tax Provision and Employee Profit Sharing	40,781	0.5%	35,586	0.4%	14.6%
Deferred Taxes	69,912	0.8%	8,996	0.1%	677.1%
Minority Interest	2,256	0.0%	2,740	0.0%	(17.7%)
Net Earnings	328,414	3.9%	285,357	3.6%	15.1%
Depreciation & Amortization	169,393	2.0%	173,323	2.2%	(2.3%)
Ebitda	534,484	6.4%	459,703	5.7%	16.3%
Figures in thousands pesos as of March 31,2004

OPERADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2004-I	2003-I	Var.
Consolidated Net Income	330,670	288,098	14.8%
+ (-) Items Added to Income Which do not Require Use of Cash	137,039	182,554	(24.9%)
Cash flow form Net Income of the Year	467,709	470,652	(0.6%)
Cash Flow from Change in Working Capital	(451,947)	(372,841)	21.2%
Cash Generated (Used) in Operating Activities	15,762	97,811	(83.9%)
Cash Flow form External Financing	0	216,081	(100.0%)
Cash Flow from Internal Financing	(648)	2,937	(122.1%)
Cash Flow Generated(Used)by Financing Activities	(648)	219,018	(100.3%)
Cash Flow Generated (Used)in Investment Activities	(475,825)	(539,890)	(11.9%)
Net Increase(Decrease)in Cash and Shorts-Term Investments	(460,711)	(223,061)	106.5%
Cash and Short Term Investment at the Beginning of Period	1,238,369	907,031	36.5%
Cash and Short Term Investment at the End of Period	777,658	683,970	13.7%

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
OTHER DATA
	2004-I	2003-I	var.
Working Capital	580,452	75,296	(670.9%)
Pension Fund and Seniority Premiums	23,549	29,400	(19.9%)
Executives*	323	334	(3.3%)
Employers*	31,333	31,684	(1.1%)
Workers*	359	379	(5.3%)
Circulation Shares*	1,086,000,000	1,083,524,271	0.2%
Repurchased Shares*	0	2,475,729	(100.0%)
* Numbers in units